
KERSHNER SECURITIES, LLC
Exemption Report
SEC Rule 17a-5(d)(4)


February 17, 2016

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Kershner Securities, LLC (the "Company") is a broker/dealer registered with the SEC and FINRA.
- The company has claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2015.
- The Company is exempt form the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:
  - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.
- The Company has met the identified exemption provisions through the most recent fiscal year without exceptions.

We (management of the Company) believe, to the best of our knowledge, the above statements to be true and correct.



Signed: _____

Andrew Tollemache
Compliance Officer